UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Common Stock)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) previously filed by Surgical Care Affiliates, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2017, relating to the exchange offer by Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), to acquire all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

In the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Conflicts of Interest”, by amending and restating the first paragraph on page 3 as follows:

“Except as set forth in this Schedule 14D-9 or in the excerpts from the Company’s ~~2016 Definitive Proxy Statement, dated April 22, 2016~~Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2016 as filed with the Securities and Exchange Commission on March 16, 2017 (the “~~2016 Proxy Statement~~Amended 10-K”), filed as Exhibit (e)(3) to this Schedule 14D-9 (and incorporated by reference into this Item 3), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) UnitedHealth Group, Purchaser or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the ~~2016 Proxy Statement~~Amended 10-K under the headings: “Security Ownership of Certain Beneficial Owners and Management”; “Executive Officer and Director Compensation”; “Summary Compensation Table”; “Grants of Plan-Based Awards During ~~2015~~2016”; “Outstanding Equity Awards at ~~December 31, 2015~~2016 Fiscal Year-End”; “Options Exercised and Stock Vested During ~~2015~~2016”; “Equity Compensation Plans”; “2007 Option Plan”; “Pre-IPO Stand-Alone RSU Grant”; “2013 Omnibus Plan”; “2016 Omnibus Plan”; “Teammate Stock Purchase Plan”; “Potential Payments Upon Termination ~~of Employment~~ or a ~~Change-in-Control~~Change in Control”; “Director Compensation”; and “Certain Relationships and Related Person Transactions”.

Item 9. Exhibits.

The information set forth in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by replacing Exhibit (e)(3) with the following Exhibit:

Exhibit No.	Description

(e)(3)	Excerpts from Surgical Care Affiliates, Inc.’s Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission on March 16, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2017	Surgical Care Affiliates, Inc.

	By:	/s/ Richard L. Sharff, Jr.
Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary